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Built To Scale LLC

Hobby Shop

Brooklyn, NY 11220
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Early Investor Bonus: The investment multiple is increased to 2× for the next $60,000 invested.
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THE PITCH
Built To Scale LLC is seeking investment to open the Built To Scale Hobby Studio, a maker space for craft hobbyists.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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INVESTOR PERKS

Built To Scale LLC is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business.
You will not also receive the perks of lesser value, unless specified below.

Investor Membership Level E Invest $250 or more to qualify. 100 of 100 remaining

5% off discount code valid for 1 year (excludes sale items).
3 Free passes to paid in store/online events or classes (valid for 1 year). Still subject to customer agreement.

Investor Membership Level D Invest $500 or more to qualify. 50 of 50 remaining

10% off discount code valid for 1 year (excludes sale items).
3 Free passes to paid in store/online events or classes (valid for 1 year). Still subject to customer agreement.

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Built To Scale is an online hobby store that sells Model Kits, Miniatures, Tools, Paint, and other related hobby supplies. The company is dedicated to learning and the creativity of the hobbyist. Now in the second half of its third year, we are looking to move to the next step, the Built To Scale Hobby Studio.

The Highlights
Built To Scale is a highly automated business focused on customer experience.
Revenue for 2021 was increased by 783% compared to 2020, while 2021 expenses only went up to 124% of 2020 expenses.
Web Traffic for 2021 was 20% over 2020, but in 2021 we spent $0 on PPC search advertising.
Built To Scale is on track to exceed 2021 numbers in 2022.
Zero debt

The Hobby Studio
Your investment will be used to open a physical Hobby Center in Brooklyn, New York City. This location will allow BTS to add recurring service and usage revenue streams, increased inventory, and bring on staff to expand the business. Per the 2020 Census the New York City population was 8,467,513. This does not include the surrounding Tri-state area. Local customers will be incentivized to shop with us because of the new offerings the Hobby Center will bring them.

Brick and Mortar Shop

Local customers will get access to:

Order online with local pickup

Fast shipping. Shipments bound to destinations in the city generally arrive the day after carriers receive them.

Community Gallery: customers can display their work in the store.

Creative Lab

This will be a makerspace accessible to paid members. Members will have access to the following.

Equipment: potential equipment includes 3D Printers, regular large format printers, cutting machines (like Glowforge, Silhouette, Brother ScanNCut), photography equipment, and airbrush booths. All equipment is BYOM (bring your own materials). Materials will also be available for purchase from the shop.

Services: early registration for classes and events and a quota of free passes.

Digital products: 3D printing STL files, educational videos, private live streams, etc.

Event Space

This configurable multi purpose space will allow us to hold multiple types of events.

Social: crafting hobby and crafting hobby related events (build days, painting sessions, miniature war gaming).

Learning: classes run by subject matter experts.

Special events such as contests or manufacturer sponsored events.

I know that learning can build a community and drive sales. Investing with us helps us accomplish both.

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SOME OF THE PRODUCTS BUILT TO SCALE SELLS

Previous

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Q&A

Who is your biggest inspiration?

My biggest inspiration is not a person but an experience. I used to go to a gaming store in the 90's. That is where I learned how to paint miniatures from other hobbyists. There was no support for the hobbyists, but they were there because miniature painting is often tied to tabletop gaming. There were no organized classes or official learning. You picked up some tools, watched others, asked questions, and tried. I picked up dry brushing from one person. I was introduced to pinning from another. I saw someone wet blending and was confused by what they were doing so I asked them. That is how I learned. The store eventually closed, though not because they didn't have customers. I want to bring that experience back and take it to the next level with classes, socialization, and support for craft hobbyists.

Why are you raising capital and why is now a good time?

Due to the pandemic interest in hobbies has increased dramatically. Right now the demand outweighs the supply and the prices of materials and shipping are up, leading to price hikes at retail. Hobbyists are looking for ways to stay engaged in the hobby and not break the bank. Customizing products are still in supply and have not experienced the types of demand and price hikes the most base kit hobby items have, partly because many hobbyists do not know how to use these products. This fits right into my strategy. By offering a learning and social space I can help them add value to their hobby and improve their creative expression. Some articles about the current popularity of model kits:

https://www.forbes.com/sites/olliebarder/2019/05/07/the-gundam-gunpla-model-kit-phenomenon-has-now-reached-500-million-lifetime-sales/?sh=2ec79bb8690d https://www.cbr.com/gundam-sales-record-bandai-namco/ https://www.chicagotribune.com/coronavirus/ct-coronavirus-illinois-plastic-model-kit-revell-20200504-dlehia2b5bfbnbfws4kszy5jvy-story.html

Who is your biggest inspiration?

My biggest inspiration is not a person but an experience. I used to go to a gaming store in the 90's. That is where I learned how to paint miniatures from other hobbyists. There was no support for the hobbyists, but they were there because miniature painting is often tied to tabletop gaming. There were no organized classes or official learning. You picked up some tools, watched others, asked questions, and tried. I picked up dry brushing from one person. I was introduced to pinning from another. I saw someone wet blending and was confused by what they were doing so I asked them. That is how I learned. The store eventually closed, though not because they didn't have customers. I want to bring that experience back and take it to the next level with classes, socialization, and support for craft hobbyists.

Why are you raising capital and why is now a good time?

Due to the pandemic interest in hobbies has increased dramatically. Right now the demand outweighs the supply and the prices of materials and shipping are up, leading to price hikes at retail. Hobbyists are looking for ways to stay engaged in the hobby and not break the bank. Customizing products are still in supply and have not experienced the types of demand and price hikes the most base kit hobby items have, partly because many hobbyists do not know how to use these products. This fits right into my strategy. By offering a learning and social space I can help them add value to their hobby and improve their creative expression. Some articles about the current popularity of model kits:

https://www.forbes.com/sites/olliebarder/2019/05/07/the-gundam-gunpla-model-kit-phenomenon-has-now-reached-500-million-lifetime-sales/?sh=2ec79bb8690d https://www.cbr.com/gundam-sales-record-bandai-namco/ https://www.chicagotribune.com/coronavirus/ct-coronavirus-illinois-plastic-model-kit-revell-20200504-dlehia2b5bfbnbfws4kszy5jvy-story.html

Who is your biggest inspiration?

My biggest inspiration is not a person but an experience. I used to go to a gaming store in the 90's. That is where I learned how to paint miniatures from other hobbyists. There was no support for the hobbyists, but they were there because miniature painting is often tied to tabletop gaming. There were no organized classes or official learning. You picked up some tools, watched others, asked questions, and tried. I picked up dry brushing from one person. I was introduced to pinning from another. I saw someone wet blending and was confused by what they were doing so I asked them. That is how I learned. The store eventually closed, though not because they didn't have customers. I want to bring that experience back and take it to the next level with classes, socialization, and support for craft hobbyists.

Why are you raising capital and why is now a good time?

Due to the pandemic interest in hobbies has increased dramatically. Right now the demand outweighs the supply and the prices of materials and shipping are up, leading to price hikes at retail. Hobbyists are looking for ways to stay engaged in the hobby and not break the bank. Customizing products are still in supply and have not experienced the types of demand and price hikes the most base kit hobby items have, partly because many hobbyists do not know how to use these products. This fits right into my strategy. By offering a learning and social space I can help them add value to their hobby and improve their creative expression. Some articles about the current popularity of model kits: https://www.forbes.com/sites/olliebarder/2019/05/07/the-gundam-gunpla-model-kit-phenomenon-has-now-reached-500-million-lifetime-sales/?sh=2ec79bb8690d https://www.cbr.com/gundam-sales-record-bandai-namco/ https://www.chicagotribune.com/coronavirus/ct-coronavirus-illinois-plastic-model-kit-revell-20200504-dlehia2b5bfbnbfws4kszy5jvy-story.html

This is a preview. It will become public when you start accepting investment.
10/21/2019
Incorporated

Built To Scale is incorporated as an LLC in New York State

02-27-2020

Built To Scale's first sale happens on the website.

NOW
Capital Raise

Built To Scale starts its first fundraising campaign.

This is a preview. It will become public when you start accepting investment.
THE TEAM
Perry Romero
Owner and Operator

I have been a hobbyist for 23 years. Most of that time has been spent painting miniatures. I got into model kits starting with Gunpla in 2018. Before opening Built To Scale I worked as an IT and Data Analyst for large tech companies. Coming from the tech world I have a skill set that I still use here, and have been adding expertise in web design, SEO, and finance over the past 2.5 years.
An idea of my technical skillset: https://www.credly.com/users/perry-romero

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Inventory $30,000
Furniture and Equipment $12,550
Working Capital $13,400
Mainvest Compensation $4,050
Total $60,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $720,000 $792,000 $847,440 $889,812 $916,506
Cost of Goods Sold $380,000 $418,000 $447,260 $469,623 $483,711

Gross Profit $340,000 $374,000 $400,180 $420,189 $432,795

EXPENSES

Rent $60,000 $61,500 $63,037 $64,612 $66,227
Utilities $3,000 $3,075 $3,151 $3,229 $3,309
Salaries $180,000 $185,000 $190,000 $195,000 $200,000
Insurance $0 $0 $0 $0 $0
Equipment Lease $1,800 $1,845 $1,891 $1,938 $1,986
Repairs & Maintenance $0 $0 $0 $0 $0
Legal & Professional Fees $500 $512 $524 $537 $550
Operating Profit $94,700 $122,068 $141,577 $154,873 $160,723

This information is provided by Built To Scale LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $60,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends October 14th, 2022

Summary of Terms

Legal Business Name Built To Scale

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $60,000 invested

2×

Investment Multiple 1.6×

Business's Revenue Share 1.6%-6.7%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Built To Scale LLC has been operating since October 2019 and sales began in January 2020. The company has since achieved the following milestones:

Revenue for 2021 increased 783% over 2020.

Web traffic for 2021 increased 120% over 2020.

Expense to revenue ratio went from XXX in 2020 to XXX in 2021 excluding inventory.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 8/2/2022, Built To Scale LLC has $0 debt.

Forecasted milestones

Built To Scale LLC forecasts the following milestones:

Secure lease in New York, NY by October, 2022.

Hire for the following positions by November, 2022: Marketing Associate, and Shipping Associate.

Achieve $720000 revenue per year by 2024.

Achieve $180000 profit per year by 2024.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Built To Scale LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Built To Scale LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Built To Scale LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Built To Scale LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Built To Scale LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Built To Scale LLC's management or vote on and/or influence any managerial decisions regarding Built To Scale LLC. Furthermore, if the founders or other key personnel of Built To Scale LLC were to leave Built To Scale LLC or become unable to work, Built To Scale LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Built To Scale LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Built To Scale LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Built To Scale LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Built To Scale LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Built To Scale LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Built To Scale LLC's financial performance or ability to continue to operate. In the event Built

To Scale LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Built To Scale LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Built To Scale LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Built To Scale LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Built To Scale LLC will carry some insurance, Built To Scale LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Built To Scale LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Built To Scale LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Built To Scale LLC's management will coincide: you both want Built To Scale LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Built To Scale LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Built To Scale LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Built To Scale LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Built To Scale LLC or management), which is responsible for monitoring Built To Scale LLC's compliance with the law. Built To Scale LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Built To Scale LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Built To Scale LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Built To Scale LLC, and the revenue of Built To Scale LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Built To Scale LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Built To Scale LLC. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Built To Scale LLC isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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